UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  2*

Name of Issuer:  Chart House Enterprises, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  160902102


Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Stonehill Capital Management, Inc.
         Tax ID:  13-350-8859
2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         None

6.  Shared Voting Power:
         352,701

7.  Sole Dispositive Power:
         None

8.  Shared Dispositive Power:
         352,701

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         352,701

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11. Percent of Class Represented by Amount in Row (9)
         4.26%

12. Type of Reporting Person
         IA, CO

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Robert L. Emerson
         SS#:  ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Citizenship or Place of Organization
         United States

Number of Shares Beneficially Owned by Each Reporting Person

With:

5.  Sole Voting Power:
         None

6.  Shared Voting Power:
         352,701

7.  Sole Dispositive Power:
         None

8.  Shared Dispositive Power:
         352,701

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         352,701

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11. Percent of Class Represented by Amount in Row (9)
         4.26%

12. Type of Reporting Person
         IN

Item 1(a) Name of Issuer:  Chart House Enterprises, Inc.

      (b)Address of Issuer's Principal Executive Offices:
         115 South Acacia Avenue
         Solana Beach, California  92075-1803

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Person:

         Stonehill Capital Management, Inc. ("SCM"), a
           Delaware corporation
         Robert L. Emerson, a U.S. citizen
         277 Park Avenue
         New York, New York 10172

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number:  160902102

Item 3.  This Statement is filed pursuant to Rules 13d-1(b), or
13d-2(b) and SCM is an investment adviser registered under

Section 203 of the Investment Advisers Act of 1940. Mr. Emerson controls SCM.

Item 4.  Ownership.
         SCM and Mr. Emerson are deemed to be the beneficial owners of 352,701 shares of the Company's Common Stock. SCM and Mr. Emerson are deemed to beneficially own 4.26% of the Company's outstanding shares of Common Stock. The Reporting Persons share the power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Company's Common Stock that they are currently deemed to beneficially own.

         Of the 352,701 shares reported in this Item, Stonehill Capital Partners, L.P., a partnership whose investments are managed by the Reporting Persons, is deemed to be the beneficial owner of 34,201 shares, representing 0.4% of the Company's outstanding shares of Common Stock. This partnership has no authority to vote or dispose of these securities.

Item 5.  Ownership of Five Percent or Less of a Class.
         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.
         See Item 4.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent Holding
Company.
         See Item 3.

Item 8.  Identification and Classification of Members of the
Group.
         N/A

Item 9.  Notice of Dissolution of the Group.
         N/A

Item 10. Certification.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Stonehill Capital Management, Inc.

By: /s/ ROBERT L. EMERSON                   August 9, 1995
    _________________________               ___________________
   Name:  Robert L. Emerson                 Date
   Title: President


/s/ ROBERT L. EMERSON
_____________________________
    Robert L. Emerson



                            AGREEMENT



         The undersigned agree that this Schedule 13D dated
August 9, 1995 relating to the shares of common stock of Chart
House Enterprises, Inc. shall be filed on behalf of the undersigned.


Stonehill Capital Management, Inc.


By:   /s/ ROBERT L. EMERSON
    _____________________________
     Robert L. Emerson, President



   /s/ ROBERT L. EMERSON
__________________________________
     Robert L. Emerson









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